Thomson Reuters First Quarter Report 2025

Management’s Discussion and Analysis EXHIBIT 99.1

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2025, our 2024 annual consolidated financial statements and our 2024 annual management’s discussion and analysis. This management's discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2025 outlook, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of April 30, 2025, unless otherwise indicated.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary - an overview of our business and key financial highlights	2
•	Results of Operations - a comparison of our current and prior-year period results	4
•	Liquidity and Capital Resources - a discussion of our cash flow and debt	10
•	Outlook – our financial outlook, including material assumptions and material risks	15
•	Related Party Transactions - a discussion of transactions with our principal and controlling shareholder, Woodbridge (together with its affiliates), and other related parties	17
•	Changes in Accounting Policies - a discussion of changes in our accounting policies	17
•	Critical Accounting Estimates and Judgments - a discussion of critical estimates and judgments made by our management in applying accounting policies	17
•	Additional Information - other required disclosures	18
•	Appendix - supplemental information	19

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Thomson Reuters First Quarter Report 2025

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

term	Definition
AI	Artificial Intelligence
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
bp	Basis points - one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EBITDA	Earnings before interest, tax, depreciation and amortization
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
ML	Machine Learning
n/a	Not applicable
n/m	Not meaningful
organic or organically

A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

Woodbridge	The Woodbridge Company Limited, our principal and controlling shareholder
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, audit, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, predominantly on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

Thomson Reuters First Quarter Report 2025

We are organized as five reportable segments reflecting how we manage our businesses.

\

Legal Professionals

Serves law firms and governments with research and workflow products powered by leading-edge technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven products, powered by leading-edge technologies, including generative AI, and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products powered by leading-edge technologies, including generative AI.

Reuters News

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers.

First Quarter 2025 Revenues

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources.

Financial Highlights

Good revenue momentum continued in the first quarter as our total revenues increased 1% despite a 4% negative impact from net acquisitions and disposals. Our revenues benefited from the acquisition of SafeSend in January 2025, however that impact was more than offset by the loss of revenues from the sale of FindLaw in December 2024. Foreign currency also had a 1% negative impact on revenue growth. Total revenues grew 2% in constant currency.

On an organic basis, our total revenues grew 6% which reflected 9% growth in recurring revenues, 1% growth in transactions revenues, and a 5% decline in Global Print. Our "Big 3" segments, which comprised 84% of total revenues, grew 9% on an organic basis driven by 9% growth in recurring and 10% growth in transactions revenues.

Our operating profit increased 1% and adjusted EBITDA was slightly higher. Adjusted EBITDA margin decreased slightly to 42.3% from 42.7%. Foreign currency had a 40 basis points positive impact on the year-over-year change in adjusted EBITDA margin. Our "Big 3" segments adjusted EBITDA increased 6% and the related margin increased to 47.3% from 45.8% in the prior-year period. Adjusted EBITDA and the related margin declined in our Reuters News and Global Print segments.

Based on our first quarter performance, we have reaffirmed our full-year 2025 outlook for all metrics originally communicated in February 2025. Refer to the “Outlook” section of this management’s discussion and analysis for further information.

In January 2025, we acquired cPaperless, LLC (SafeSend), for approximately $600 million. SafeSend is a U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery.

Thomson Reuters First Quarter Report 2025

We also announced a 10% or $0.22 per share annualized increase in our dividend to $2.38 per common share in February 2025. See the "Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2025	2024	Total	Constant Currency
IFRS Financial Measures
Revenues	1,900	1,885	1%
Operating profit	563	557	1%
Diluted EPS	$0.96	$1.06	(9%)
Non-IFRS Financial Measures
Revenues	1,900	1,885	1%	2%
Organic revenue growth				6%
Adjusted EBITDA	809	806	-	-
Adjusted EBITDA margin	42.3%	42.7%	(40)bp	(80)bp
Adjusted EBITDA less accrued capital expenditures	671	672	-
Adjusted EBITDA less accrued capital expenditures margin	35.1%	35.6%	(50)bp
Adjusted EPS	$1.12	$1.11	1%	1%
“Big 3” Segments
Revenues	1,594	1,556	2%	3%
Organic revenue growth				9%
Adjusted EBITDA	759	716	6%	6%
Adjusted EBITDA margin	47.3%	45.8%	150bp	90bp

Revenues

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic
Recurring revenues	1,451	1,426	2%	3%	9%
Transactions revenues	333	335	(1%)	(1%)	1%
Global Print revenues	116	124	(6%)	(5%)	(5%)
Revenues	1,900	1,885	1%	2%	6%

Revenues increased 1% in total due to a 2% increase in recurring revenues, which were partly offset by a 1% decline in transactions revenues and a 6% decline in Global Print revenues. Total revenue growth was negatively impacted by 4% from net acquisitions and disposals and 1% from foreign currency. Our revenues benefited from the acquisition of SafeSend in January 2025, however that impact was more than offset by the loss of revenues from the sale of FindLaw in December 2024.

On an organic basis, revenues increased 6% reflecting 9% growth in recurring revenues (76% of total revenues), 1% growth in transactions revenues and a 5% decline in Global Print revenues.

Revenues from the “Big 3” segments (84% of total revenues) increased 2% in total and 3% in constant currency. On an organic basis, revenues increased 9% due to growth both in recurring revenues and transactions revenues.

The negative impact of foreign currency on total revenue growth was primarily due to the strengthening of the U.S. dollar against most currencies, particularly the Brazilian real and Canadian dollar, compared to the prior year period.

Thomson Reuters First Quarter Report 2025

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit increased 1% and adjusted EBITDA was slightly higher compared to the prior year. Adjusted EBITDA increased 6% for our “Big 3” segments, but declined for Reuters News and Global Print.

Adjusted EBITDA margin decreased to 42.3% from 42.7% in the prior-year period. Foreign currency contributed 40bp to the year-over-year change in the adjusted EBITDA margin.

Adjusted EBITDA less accrued capital expenditures and the related margin decreased due to the same factors that impacted adjusted EBITDA as well as slightly higher accrued capital expenditures.

Operating expenses

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency
Operating expenses	1,108	1,081	2%	3%
Remove fair value adjustments(1)	(7)	2
Operating expenses, excluding fair value adjustments	1,101	1,083	2%	3%

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis, primarily due to the impact of the SafeSend and other acquisitions, and higher technology, compensation and other costs in our business. The increase in operating expenses was offset, in part, by lower costs due to divestitures, mainly related to FindLaw.

Depreciation and amortization

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024	Change
Depreciation	27	28	(6%)
Amortization of computer software
Internally developed	125	115	9%
Acquisition-related	49	38	27%
Total amortization of computer software	174	153	14%
Amortization of other identifiable intangible assets	25	25	1%

•
Depreciation decreased slightly primarily due to assets acquired in previous years becoming fully depreciated.
•
Total amortization of computer software increased due to acquisitions and product development.
•
Amortization of other identifiable intangible assets was essentially unchanged as the completion of amortization of assets acquired in previous years was offset by higher expenses associated with recent acquisitions.

Other operating losses, net

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Other operating losses, net	3	41

Other operating losses, net, were $3 million in the first quarter of 2025. Other operating losses, net, were $41 million in the first quarter of 2024 and included acquisition-related deal costs and costs related to a legal provision.

Net interest expense

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024	Change
Net interest expense	30	40	(23%)

Net interest expense decreased primarily because the prior year period included interest expense on commercial paper borrowings and on our $242 million, 3.85% notes, both of which were repaid in 2024.

Thomson Reuters First Quarter Report 2025

Other finance costs (income)

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Other finance costs (income)	10	(22)

In each period, other finance costs (income) primarily included net foreign exchange losses or gains on intercompany funding arrangements.

Share of post-tax losses in equity method investments

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Share of post-tax losses in equity method investments	6	8

Share of post-tax losses in equity method investments were not significant.

Tax expense

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Tax expense	92	67

Tax expense was $92 million and $67 million in the first quarter of 2025 and 2024, respectively. In the first quarter of 2024, tax expense included a $15 million benefit from the release of tax reserves due to the favorable resolution of a tax dispute.

Additionally, in January 2024, we began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which we operate. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. We recorded $2 million in top-up tax expense in both the first quarter of 2025 and 2024, respectively, which was attributable to our earnings in Switzerland.

Tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

Thomson Reuters First Quarter Report 2025

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
(Benefit) expense
Tax items impacting comparability:
Discrete changes to uncertain tax positions(1)	-	(15)
Deferred tax adjustments(2)	1	4
Subtotal	1	(11)
Tax related to:
Amortization of acquired computer software	(11)	(9)
Amortization of other identifiable intangible assets	(6)	(6)
Other operating losses, net	-	(5)
Other finance (costs) income	(3)	(6)
Share of post-tax losses in equity method investments	(1)	(5)
Other items	(3)	(1)
Subtotal	(24)	(32)
Total	(23)	(43)

(1)
In 2024, relates to the release of tax reserves that are no longer required due to the settlement of a tax dispute.
(2)
Relates primarily to adjustments to deferred tax assets attributable to a non-U.S. subsidiary.

The items described above impact the comparability of our tax expense or benefit for each period, therefore, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Tax expense	92	67
Remove: Items from above impacting comparability	23	43
Other adjustment:
Interim period effective tax rate normalization(1)	5	9
Total tax expense on adjusted earnings	120	119

(1) Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of discontinued operations

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Earnings from discontinued operations, net of tax	9	14

In each period, earnings from discontinued operations, net of tax, were primarily comprised of earnings arising on a receivable balance from LSEG relating to a tax indemnity. The earnings were due to changes in foreign exchange and interest rates. The first quarter of 2024 also included benefits from the release of reserves that are no longer required due to settlements of tax disputes.

Net earnings and diluted EPS

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts)	2025	2024	Total	Constant Currency
IFRS Financial Measures
Net earnings	434	478	(9%)
Diluted EPS	$0.96	$1.06	(9%)
Non-IFRS Financial Measures(1)
Adjusted earnings	506	503	-
Adjusted EPS	$1.12	$1.11	1%	1%

(1)
Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS decreased primarily due to higher tax expense and because the prior-year period included currency benefits reflected in other finance (costs) income.

Thomson Reuters First Quarter Report 2025

Adjusted earnings and adjusted EPS, which excludes other finance (costs) income, as well as other adjustments, increased as slightly higher adjusted EBITDA and lower interest expense more than offset higher amortization of internally developed software.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three months ended March 31, 2025. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2025	2024	Total	Constant Currency	Organic
Recurring revenues	675	698	(3%)	(3%)	8%
Transactions revenues	18	23	(24%)	(24%)	(4%)
Revenues	693	721	(4%)	(3%)	8%
Segment adjusted EBITDA	336	342	(2%)	(2%)
Segment adjusted EBITDA margin	48.4%	47.4%	100bp	60bp

Revenues decreased in total and in constant currency due to the divestiture of FindLaw. On an organic basis, revenues increased 8% due to 8% growth in recurring revenues (97% of the Legal Professionals segment revenues) driven by Westlaw, CoCounsel, Practical Law, CLEAR and the segment’s international businesses. Transactions revenues declined 4% organically.

Segment adjusted EBITDA decreased 2% and the related margin increased 100bp to 48.4% reflecting the divestiture of the FindLaw business and a favorable impact from foreign currency which benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Corporates

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2025	2024	Total	Constant Currency	Organic
Recurring revenues	400	370	8%	9%	11%
Transactions revenues	141	137	3%	3%	5%
Revenues	541	507	7%	7%	9%
Segment adjusted EBITDA	213	193	10%	10%
Segment adjusted EBITDA margin	39.4%	37.8%	160bp	100bp

Revenues increased in total and in constant currency, despite the impact of the divestiture of certain non-core businesses. On an organic basis, revenues increased 9% driven by 11% growth in recurring revenues (74% of the Corporates segment revenues) primarily driven by Indirect and Direct Tax, Practical Law, Pagero, CLEAR and the segment’s international businesses. Transactions revenues increased 5% on an organic basis driven by Confirmation, SurePrep, Indirect Tax, Pagero and the segment’s international businesses.

Segment adjusted EBITDA increased 10% and the related margin increased 160bp to 39.4% primarily reflecting operating leverage on higher revenue growth and the timing of certain expenses. Foreign currency also benefited the year-over-year change in segment adjusted EBITDA margin by 60bp.

Tax & Accounting Professionals

	Three months ended March 31,

(millions of U.S. dollars, except margins)	2025	2024	Total	Constant Currency	Organic
Recurring revenues	207	199	4%	8%	8%
Transactions revenues	153	129	18%	19%	15%
Revenues	360	328	10%	12%	11%
Segment adjusted EBITDA	210	181	17%	17%
Segment adjusted EBITDA margin	56.7%	55.0%	170bp	100bp

Thomson Reuters First Quarter Report 2025

Revenues increased in total and in constant currency, which included the acquisition impact of SafeSend. On an organic basis, revenues increased 11% due to 8% growth in recurring revenues (58% of the Tax & Accounting Professionals segment) and 15% growth in transactions revenues. Recurring revenue growth was driven by the segment’s Latin America business and its tax products. Transactions revenue growth was driven by SurePrep, SafeSend, UltraTax and Confirmation.

Segment adjusted EBITDA increased 17% and the related margin increased 170bp to 56.7% primarily reflecting operating leverage on higher revenue growth, and to a lesser extent, a favorable impact from foreign currency which benefited the year-over-year change in segment adjusted EBITDA margin by 70bp.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended March 31,

(millions of U.S. dollars, except margins)	2025	2024	Total	Constant Currency	Organic
Recurring revenues	175	164	6%	7%	6%
Transactions revenues	21	46	(54%)	(55%)	(55%)
Revenues	196	210	(7%)	(7%)	(7%)
Segment adjusted EBITDA	39	60	(34%)	(37%)
Segment adjusted EBITDA margin	20.0%	28.3%	(830)bp	(910)bp

Revenues decreased in total, in constant currency, and on an organic basis. On an organic basis, revenues decreased 7% primarily due to generative AI related content licensing revenue included in the prior-year period that was largely transactional in nature, partly offset by higher agency revenues and a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Reuters News and the Data & Analytics business of LSEG have an agreement pursuant to which Reuters News supplies news and information services to LSEG through October 1, 2048. In the first quarter of 2025, Reuters News recorded revenues of $99 million under this agreement, compared to $96 million in the prior-year period.

Segment adjusted EBITDA decreased 34% and the related margin decreased 830bp to 20.0%, primarily due to lower transactions revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 80bp.

Global Print

	Three months ended March 31,
				Change
(millions of U.S. dollars, except margins)	2025	2024	Total	Constant Currency	Organic
Revenues	116	124	(6%)	(5%)	(5%)
Segment adjusted EBITDA	44	47	(7%)	(7%)
Segment adjusted EBITDA margin	37.8%	38.2%	(40)bp	(70)bp

Revenues decreased in total, in constant currency, and on an organic basis. The revenue decline was driven by lower shipment volumes and the migration of customers from Global Print to Westlaw.

Segment adjusted EBITDA decreased 7% and the related margin decreased 40bp to 37.8% primarily due to lower revenues, offset in part by a favorable impact from foreign currency, which benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Corporate costs

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Corporate costs	33	17

Corporate costs increased primarily due to a corporate charge that is not expected to repeat.

Thomson Reuters First Quarter Report 2025

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, issue debt securities and borrow under our credit facility. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In January 2025, we acquired cPaperless, LLC (SafeSend), for approximately $600 million. In 2024, we sold all of our remaining LSEG shares.

Our capital strategy approach has provided us with a strong capital structure and liquidity position, which enables us to pursue organic and inorganic opportunities in key growth segments and drive shareholder returns. Our disciplined approach and highly recurring cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We continue to target (i) a maximum leverage ratio of 2.5x net debt to adjusted EBITDA (ii) a payout of 50% to 60% of our expected free cash flow as dividends to our shareholders (iii) a return of at least 75% of our annual free cash flow to our shareholders in the form of dividends and share repurchases; and (iv) a return on invested capital (ROIC) that is double or more of our weighted-average cost of capital over time.

As of March 31, 2025, we had $1.4 billion of cash and cash equivalents, and a net debt to adjusted EBITDA leverage ratio of 0.6:1, below our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of March 31, 2025 was 0.5:1, which is also below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt repayment is in May 2025, when our C$1.4 billion (U.S. dollar $1.0 billion) 2.239% notes are due to mature, which we expect to repay with cash on hand.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024	$ Change
Net cash provided by operating activities	445	432	13
Net cash (used in) provided by investing activities	(756)	631	(1,387)
Net cash used in financing activities	(288)	(470)	182
Translation adjustments	2	(2)	4
(Decrease) increase in cash and cash equivalents	(597)	591	(1,188)
Cash and cash equivalents at beginning of period	1,968	1,298	670
Cash and cash equivalents at end of period	1,371	1,889	(518)
Non-IFRS Financial Measure(1)
Free cash flow	277	271	6

(1)
Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities increased by $13 million in the first quarter of 2025 primarily due to certain changes in working capital.

Investing activities. Net cash used in investing activities of $756 million in the first quarter of 2025 included $606 million of acquisition spend, which was predominantly our SafeSend acquisition, and $151 million of capital expenditures.

Net cash provided by investing activities of $631 million in the first quarter of 2024 included $1,244 million of gross proceeds from the sale of 10.1 million LSEG shares, which included $57 million from the settlement of foreign exchange contracts. These inflows were partly offset by $448 million of acquisition spend, which included the purchase of a controlling interest in Pagero and all of World Business Media, and $145 million of capital expenditures.

Financing activities. Net cash used in financing activities of $288 million in the first quarter of 2025 included $259 million of dividend payments to our common shareholders.

Thomson Reuters First Quarter Report 2025

Net cash used in financing activities of $470 million in the first quarter of 2024 included outflows of $380 million for the purchase of shares from Pagero’s minority shareholders and $48 million for the repayment of Pagero’s outstanding debt. Cash outflows also included $589 million in returns to our common shareholders, which was comprised of $237 million of dividends and $352 million of share repurchases. These outflows were partly offset by $564 million in net borrowings under our commercial paper program.

Refer to the “Commercial paper program”, “Dividends” and “Share repurchases– Normal Course Issuer Bid (NCIB)” subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents as of March 31, 2025 were lower compared to December 31, 2024 primarily due to our acquisition of SafeSend.

Free cash flow. Free cash flow increased by $6 million as higher net cash provided by operating activities was largely offset by higher capital expenditures.

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

•
Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of March 31, 2025 and December 31, 2024.

•
Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of March 31, 2025 and December 31, 2024. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by at least two ratings agencies consisting of Moody’s, S&P or Fitch, our facility fees and borrowing costs could increase, although availability would be unaffected. Conversely, an upgrade in our rating may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of March 31, 2025, we complied with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility was 0.5:1.

•
Long-term debt. In March 2025, we completed the debt exchange offers that we announced in February 2025. The purpose of the exchange was to optimize our company’s capital structure and align indebtedness to revenue generation. Holders of U.S. dollar denominated notes originally issued by Thomson Reuters Corporation (TRC), the “Old Notes”, were offered the option to receive notes issued by TR Finance LLC (TR Finance), an indirect 100% owned U.S. subsidiary of TRC, the “New Notes”. The results of the exchange were as follows:

Series of notes (millions of U.S. dollars)	Principal amount New Notes issued by TR Finance	Principal amount remaining Old Notes of TRC	Principal amount outstanding notes
3.35% Notes due 2026	441	59	500
5.85% Notes due 2040	453	47	500
4.50% Notes due 2043	84	35	119
5.65% Notes due 2043	337	13	350
5.50% Debentures due 2035	373	27	400
Total	1,688	181	1,869

The New Notes issued by TR Finance have the same interest rate, interest payment dates and maturity date as the applicable series of Old Notes. The New Notes are fully and unconditionally guaranteed as to payment of principal and interest by TRC as well as West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. subsidiary of TRC. The three U.S. subsidiary guarantors also guarantee the remaining Old Notes by TRC on the same basis that TRC and the three U.S. subsidiary guarantors guarantee the TR Finance notes.

Thomson Reuters First Quarter Report 2025

The exchange was not a debt extinguishment. Accordingly, the transaction did not result in a derecognition of the existing indebtedness. For the three months ended March 31, 2025, we paid $4 million in solicitation fees to noteholders who participated in the exchange offers. This amount was included in “Other finance (costs) income” within the consolidated income statement. In addition, $7 million of transaction costs were reflected as a reduction in the carrying value of “Long-term indebtedness” within the consolidated statement of financial position. Cash payments for costs and fees of the exchange are reported in “Other financing activities” within the consolidated statement of cash flow.

In March 2025, in connection with the above debt exchange, we filed a new base shelf prospectus pursuant to which TRC and TR Finance may issue unsecured debt securities in an aggregate amount of up to $3.0 billion from time to time through April 2027. Any debt securities issued by TR Finance will be fully and unconditionally guaranteed on an unsecured basis by TRC and the three U.S. subsidiary guarantors described above, which are also indirect 100%-owned and consolidated subsidiaries of TRC. Any debt securities issued by TRC will also be guaranteed by the three U.S. subsidiary guarantors on the same basis as the TR Finance debt securities. Except for TR Finance and the subsidiary guarantors, none of TRC’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance or TRC debt securities. Neither TRC nor TR Finance has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance and the subsidiary guarantors.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of TRC and TR Finance's outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa1	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•
Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2025, we announced a 10% or $0.22 per share increase in the annualized dividend rate to $2.38 per common share (beginning with the common share dividend that we paid in March 2025). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2025	2024
Dividends declared per common share	$0.595	$0.54

Dividends declared	267	244
Dividends reinvested	(8)	(7)
Dividends paid	259	237

•
Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically executed under a NCIB. On November 1, 2023, we announced that we planned to repurchase up to $1.0 billion of our common shares under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB, up to 10 million common shares were permitted to be repurchased between November 3, 2023 and November 2, 2024. In May 2024, we completed the $1.0 billion share repurchase plan.

There were no share repurchases in the first quarter of 2025. We repurchased 2.3 million common shares totaling $352 million at an average price per share of $153.50 in the first quarter of 2024.

Thomson Reuters First Quarter Report 2025

Financial position

Our net assets, defined as total assets less total liabilities, were $12.3 billion as of March 31, 2025, largely unchanged from $12.0 billion as of December 31, 2024.

As of March 31, 2025, our current liabilities exceeded our current assets primarily because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	March 31,	December 31,
(millions of U.S. dollars)	2025	2024
Net debt(1)	1,746	1,156
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)	2,782	2,779
Net debt / adjusted EBITDA(1)	0.6:1	0.4:1

(1)
Represent non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. Net debt increased due to the decrease in cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information). As of March 31, 2025, our total debt position (after swaps and excluding the associated unamortized transaction costs and premiums or discounts) was $2.9 billion.

The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of March 31, 2025, the average maturity of our term debt of $2.8 billion was approximately seven years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. We have approximately $1.0 billion coming due in May 2025, which we expect to repay with cash on hand.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2024 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2025.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against us is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

Thomson Reuters First Quarter Report 2025

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Prior to December 31, 2023, we paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. We do not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because we believe our position is supported by the weight of law, we intend to vigorously defend our position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty.

We do not believe that the resolution of these matters will have a material adverse effect on our financial condition taken as a whole. Payments made by us are not a reflection of our view on the merits of the case. As we expect to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, we have recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in our financial statements.

Guarantees

We have an investment in 3 Times Square Associates LLC (3XSQ Associates), an entity jointly owned by a subsidiary of our company and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation. We expect the 3-year term loan facility to be refinanced in June 2025, which may require a capital contribution by us.

For additional information, please see the “Risk Factors” section of our 2024 annual report, which contains further information on risks related to legal and tax matters.

Thomson Reuters First Quarter Report 2025

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results”.

On February 6, 2025, we communicated our financial outlook for the year. On May 1, 2025, we announced that all of the metrics included in our 2025 outlook were reaffirmed.

The following table sets forth our 2025 outlook and our full-year 2024 actual results, which includes non-IFRS financial measures. Our outlook assumes constant currency rates relative to 2024 and incorporates our January 2025 SafeSend acquisition and the December 2024 divestitures of FindLaw and other non-core businesses, but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year.

We believe this type of guidance provides useful insight into the anticipated performance of our business.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact our ability to achieve our outlook.

Total Thomson Reuters	2024 Actual	2025 Outlook
Revenue growth	7%	3.0 - 3.5%(2)
Organic revenue growth(1)	7%	7.0 - 7.5%
Adjusted EBITDA margin(1)	38.2%	~ 39%
Corporate costs	$105 million	$120 - $130 million
Free cash flow(1)	$1.8 billion	~ $1.9 billion
Accrued capital expenditures as a percentage of revenues(1)	8.4%	~8%
Depreciation and amortization of computer software	$731 million	$835 - $855 million
Depreciation and amortization of internally developed software	$584 million	$635 - $655 million
Amortization of acquired software	$147 million	~ $200 million
Interest expense	$125 million	~ $150 million
Effective tax rate on adjusted earnings(1)	17.6%	~ 19%

“Big 3” Segments(1)	2024 Actual	2025 Outlook
Revenue growth	8%	~ 4%
Organic revenue growth	9%	~ 9%
Adjusted EBITDA margin	42.1%	~ 43%

(1)
Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.
(2)
Total revenue growth reflects the impact of the divestitures of FindLaw and other non-core businesses in December 2024.

For the second quarter of 2025, we expect organic revenue growth rate to be approximately 7% and adjusted EBITDA margin to be approximately 36%.

Thomson Reuters First Quarter Report 2025

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our 2025 financial outlook.

Revenues
Material assumptions	Material risks
•
Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility
•
Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity
•
Continued ability to deliver innovative products that meet evolving customer demands
•
Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives
•
Improvement in customer retention through commercial simplification efforts and customer service improvements

•
Ongoing geopolitical and macroeconomic uncertainty continue to impact the global economy. The severity and duration of this uncertainty could lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)
•
Uncertainty in the legal regulatory regime relating to AI. Potential future legislation may make it harder for us to conduct business using AI, lead to regulatory fines or penalties, require us to change product offerings or business practices, or prevent or limit our use of AI
•
Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives
•
Competitive pricing actions and product innovation could impact our revenues
•
Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
• Our ability to achieve revenue growth targets • Business mix continues to shift to higher-growth product offerings • Integration expenses associated with recent acquisitions will reduce margins
•
Same as the risks above related to the revenue outlook
•
Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials
•
Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks
• Our ability to achieve our revenue and adjusted EBITDA margin targets • Accrued capital expenditures expected to approximate 8% of revenues in 2025
•
Same as the risks above related to the revenue and adjusted EBITDA margin outlook
•
A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us
•
Accrued capital expenditures may be higher than currently expected
•
The timing and amount of tax payments to governments may differ from our expectations

Thomson Reuters First Quarter Report 2025

Effective tax rate on adjusted earnings
Material assumptions	Material risks
•
Our ability to achieve our adjusted EBITDA target
•
The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2024 does not significantly change in 2025
•
Minimal changes in currently enacted tax laws and treaties within the jurisdictions where we operate
•
No significant charges or benefits from the finalization of prior tax years
•
Depreciation and amortization of internally developed computer software of $635 - $655 million in 2025
•
Interest expense of approximately $150 million in 2025

•
Same as the risks above related to adjusted EBITDA
•
A material change in the geographical mix of our pre-tax profits and losses
•
A material change in current tax laws or treaties to which we are subject, and did not expect
•
Depreciation and amortization of internally developed computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of our outlook only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of April 30, 2025, our principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 70% of our common shares.

Transactions with 3XSQ Associates

In the three months ended March 31, 2025, we contributed $5 million in cash pursuant to a capital call.

Except for the above transactions, there were no new significant related party transactions during the first three months of 2025. Refer to the “Related Party Transactions” section of our 2024 annual management’s discussion and analysis, which is contained in our 2024 annual report, as well as note 32 of our 2024 annual consolidated financial statements for information regarding related party transactions.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2024 annual management’s discussion and analysis, which is contained in our 2024 annual report, as well as note 1 of our consolidated interim financial statements for the three months ended March 31, 2025, for information regarding changes in accounting policies and recent accounting pronouncements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2024 annual management’s discussion and analysis, which is contained in our 2024 annual report, for additional information. Since the date of our 2024 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop, among other factors. While we are closely monitoring these conditions to assess potential impacts on our businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

Thomson Reuters First Quarter Report 2025

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There was no change in our internal control over financial reporting during the first quarter of 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of April 30, 2025, we had outstanding 450,478,428 common shares, 6,000,000 Series II preference shares, 1,358,182 stock options and a total of 1,420,231 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2024 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR+ at sedarplus.ca and in the United States with the Securities and Exchange Commission (SEC) at sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook, as well as statements related to the Company’s intentions to target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA, a dividend payout ratio of between 50% to 60% of its free cash flow, its target to return at least 75% of free cash flow annually in the form of dividends and share repurchases, as well as its target to earn a return on invested capital (ROIC) that is double or more of its weighted-average cost of capital over time, statements regarding the repayment of our C$1.4 billion (U.S. dollar $1.0 billion) notes in May 2025, the Company’s expectations regarding refunds on amounts paid to HMRC, the Company’s expectations regarding the refinancing of the loan facility related to the 3 Times Square office building and other expectations regarding its liquidity and capital resources. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2024 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company's business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters First Quarter Report 2025

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations
Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

Thomson Reuters First Quarter Report 2025

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted EPS
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Our effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Tax expense

Thomson Reuters First Quarter Report 2025

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure
Free cash flow
Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•
Revenues
•
Operating expenses

 Non-IFRS Measures and ratios:

•
Adjusted EBITDA and adjusted EBITDA margin
•
Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency” or excluding the effects of currency), which is determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Thomson Reuters First Quarter Report 2025

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

•
For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.
•
For dispositions, we calculate organic growth only for the time we owned the business in the current period, compared to the same period in the prior year.
	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues
“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Thomson Reuters First Quarter Report 2025

Appendix B

This appendix provides reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measure for the three months ended March 31, 2025 and 2024, and year ended December 31, 2024.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended March 31,		Year ended December 31,
(millions of U.S. dollars, except margins)	2025	2024	2024
Earnings from continuing operations	425	464	2,192
Adjustments to remove:
Tax expense (benefit)	92	67	(123)
Other finance costs (income)	10	(22)	(45)
Net interest expense	30	40	125
Amortization of other identifiable intangible assets	25	25	91
Amortization of computer software	174	153	618
Depreciation	27	28	113
EBITDA	783	755	2,971
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	6	8	(40)
Other operating losses (gains), net	3	41	(144)
Fair value adjustments(1)	17	2	(8)
Adjusted EBITDA	809	806	2,779
Deduct: Accrued capital expenditures	(138)	(134)	(609)
Adjusted EBITDA less accrued capital expenditures	671	672	2,170
Adjusted EBITDA margin	42.3%	42.7%	38.2%
Adjusted EBITDA less accrued capital expenditures margin	35.1%	35.6%	29.9%

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended March 31,		Year ended December 31,
(millions of U.S. dollars)	2025	2024	2024
Capital expenditures	151	145	607
Remove: IFRS adjustment to cash basis	(13)	(11)	2
Accrued capital expenditures	138	134	609
Accrued capital expenditures as a percentage of revenues	n/a	n/a	8.4%

Thomson Reuters First Quarter Report 2025

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended March 31,		Year ended December 31,
(millions of U.S. dollars, except per share amounts and share data)	2025	2024	2024
Net earnings	434	478	2,207
Adjustments to remove:
Fair value adjustments(1)	17	2	(8)
Amortization of acquired computer software	49	38	147
Amortization of other identifiable intangible assets	25	25	91
Other operating losses (gains), net	3	41	(144)
Other finance costs (income)	10	(22)	(45)
Share of post-tax losses (earnings) in equity method investments	6	8	(40)
Tax on above items(2)	(24)	(32)	(9)
Tax items impacting comparability(2)	1	(11)	(478)
Earnings from discontinued operations, net of tax	(9)	(14)	(15)
Interim period effective tax rate normalization(2)	(5)	(9)	-
Dividends declared on preference shares	(1)	(1)	(5)
Adjusted earnings(3)	506	503	1,701
Adjusted EPS(3)	$1.12	$1.11	$3.77
Diluted weighted-average common shares (millions)	450.8	452.8	451.2

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.
(2)
For three months ended March 31, 2025 and 2024, see the “Results of Operations - Tax expense” section of this management’s discussion and analysis for additional information.
(3)
The adjusted earnings impact of non-controlling interests, which was applicable to the three months ended March 31, 2024 and year ended December 31, 2024, was not material.

Reconciliation of full-year effective tax rate on adjusted earnings

Year ended December 31,
(millions of U.S. dollars, except percentages)	2024
Adjusted earnings	1,701
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	364
Pre-tax adjusted earnings	2,070
IFRS tax benefit	(123)
Remove tax related to:
Amortization of acquired computer software	33
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(7)
Other finance income	19
Other operating gains, net	(56)
Other items	(2)
Subtotal - Remove tax benefit on pre-tax items removed from adjusted earnings	9
Remove: Tax items impacting comparability	478
Total - Remove all items impacting comparability	487
Tax expense on adjusted earnings	364
Effective tax rate on adjusted earnings	17.6%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended March 31,		Year ended December 31,
(millions of U.S. dollars)	2025	2024	2024
Net cash provided by operating activities	445	432	2,457
Capital expenditures	(151)	(145)	(607)
Other investing activities	1	-	46
Payments of lease principal	(17)	(15)	(63)
Dividends paid on preference shares	(1)	(1)	(5)
Free cash flow	277	271	1,828

Thomson Reuters First Quarter Report 2025

Reconciliation of net debt and leverage ratio of net debt to adjusted EBITDA

	March 31,	December 31,
(millions of U.S. dollars)	2025	2024
Current indebtedness	973	973
Long-term indebtedness	1,840	1,847
Total debt	2,813	2,820
Swaps	25	21
Total debt after swaps	2,838	2,841
Remove fair value adjustments for hedges	2	5
Total debt after currency hedging arrangements	2,840	2,846
Remove transaction costs, premiums or discounts, included in the carrying value of debt	29	22
Add: Lease liabilities (current and non-current)	248	256
Less: Cash and cash equivalents(1)	(1,371)	(1,968)
Net debt	1,746	1,156
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	2,782	2,779
Net debt/adjusted EBITDA	0.6:1	0.4:1

(1)
Includes cash and cash equivalents of $133 million and $115 million as of March 31, 2025 and December 31, 2024, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2025	2024	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic
Revenues
Legal Professionals	693	721	(4%)	(1%)	(3%)	(11%)	8%
Corporates	541	507	7%	(1%)	7%	(2%)	9%
Tax & Accounting Professionals	360	328	10%	(2%)	12%	1%	11%
"Big 3" Segments Combined	1,594	1,556	2%	(1%)	3%	(6%)	9%
Reuters News	196	210	(7%)	-	(7%)	-	(7%)
Global Print	116	124	(6%)	(1%)	(5%)	-	(5%)
Eliminations/Rounding	(6)	(5)
Total revenues	1,900	1,885	1%	(1%)	2%	(4%)	6%
Recurring Revenues
Legal Professionals	675	698	(3%)	(1%)	(3%)	(11%)	8%
Corporates	400	370	8%	(1%)	9%	(1%)	11%
Tax & Accounting Professionals	207	199	4%	(3%)	8%	-	8%
"Big 3" Segments Combined	1,282	1,267	1%	(1%)	2%	(7%)	9%
Reuters News	175	164	6%	(1%)	7%	-	6%
Eliminations/Rounding	(6)	(5)
Total recurring revenues	1,451	1,426	2%	(1%)	3%	(6%)	9%
Transactions Revenues
Legal Professionals	18	23	(24%)	-	(24%)	(20%)	(4%)
Corporates	141	137	3%	(1%)	3%	(2%)	5%
Tax & Accounting Professionals	153	129	18%	(1%)	19%	4%	15%
"Big 3" Segments Combined	312	289	8%	-	8%	(2%)	10%
Reuters News	21	46	(54%)	1%	(55%)	-	(55%)
Total transactions revenues	333	335	(1%)	-	(1%)	(1%)	1%

Thomson Reuters First Quarter Report 2025

	Year ended December 31,
			Change
(millions of U.S. dollars)	2024	2023	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic
Revenues
Legal Professionals	2,922	2,807	4%	-	4%	(3%)	7%
Corporates	1,844	1,620	14%	-	14%	4%	10%
Tax & Accounting Professionals	1,165	1,058	10%	(1%)	11%	1%	10%
"Big 3" Segments Combined	5,931	5,485	8%	-	8%	-	9%
Reuters News	832	769	8%	-	8%	2%	6%
Global Print	519	562	(8%)	-	(7%)	-	(7%)
Eliminations/Rounding	(24)	(22)
Total revenues	7,258	6,794	7%	-	7%	-	7%

Reconciliation of changes in adjusted EBITDA and the related margin, consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	336	342	(2%)	-	(2%)
Corporates	213	193	10%	1%	10%
Tax & Accounting Professionals	210	181	17%	(1%)	17%
"Big 3" Segments Combined	759	716	6%	-	6%
Reuters News	39	60	(34%)	2%	(37%)
Global Print	44	47	(7%)	-	(7%)
Corporate costs	(33)	(17)	n/a	n/a	n/a
Adjusted EBITDA	809	806	-	-	-
Adjusted EBITDA margin
Legal Professionals	48.4%	47.4%	100bp	40bp	60bp
Corporates	39.4%	37.8%	160bp	60bp	100bp
Tax & Accounting Professionals	56.7%	55.0%	170bp	70bp	100bp
"Big 3" Segments Combined	47.3%	45.8%	150bp	60bp	90bp
Reuters News	20.0%	28.3%	(830)bp	80bp	(910)bp
Global Print	37.8%	38.2%	(40)bp	30bp	(70)bp
Adjusted EBITDA margin	42.3%	42.7%	(40)bp	40bp	(80)bp
Operating expenses	1,108	1,081	2%	(1%)	3%
Adjusted EPS	$1.12	$1.11	1%	-	1%

Thomson Reuters First Quarter Report 2025

“Big 3” segments and consolidated adjusted EBITDA and the related margins

Year ended December 31,
(millions of U.S. dollars, except margins)	2024
Adjusted EBITDA
Legal Professionals	1,302
Corporates	671
Tax & Accounting Professionals	527
"Big 3" Segments Combined	2,500
Reuters News	196
Global Print	188
Corporate costs	(105)
Adjusted EBITDA	2,779

"Big 3" Segments Combined
Adjusted EBITDA	2,500
Revenues, excluding $7 million of fair value adjustments to acquired deferred revenue	5,938
Adjusted EBITDA margin	42.1%

Consolidated
Adjusted EBITDA	2,779
Revenues, excluding $9 million of fair value adjustments to acquired deferred revenue	7,267
Adjusted EBITDA margin	38.2%

Thomson Reuters First Quarter Report 2025

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended March 31, 2025
(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Legal Professionals	693	-	693	336	48.4%
Corporates	541	-	541	213	39.4%
Tax & Accounting Professionals	360	10	370	210	56.7%
"Big 3" Segments Combined	1,594	10	1,604	759	47.3%
Reuters News	196	-	196	39	20.0%
Global Print	116	-	116	44	37.8%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate costs	-	-	-	(33)	n/a
Consolidated totals	1,900	10	1,910	809	42.3%

	Three months ended March 31, 2024
(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Legal Professionals	721	-	721	342	47.4%
Corporates	507	3	510	193	37.8%
Tax & Accounting Professionals	328	-	328	181	55.0%
"Big 3" Segments Combined	1,556	3	1,559	716	45.8%
Reuters News	210	1	211	60	28.3%
Global Print	124	-	124	47	38.2%
Eliminations/Rounding	(5)	-	(5)	-	n/a
Corporate costs	-	-	-	(17)	n/a
Consolidated totals	1,885	4	1,889	806	42.7%

Thomson Reuters First Quarter Report 2025

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended
(millions of U.S. dollars, except per share amounts)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenues	1,900	1,909	1,724	1,740	1,885	1,815	1,594	1,647
Operating profit	563	722	415	415	557	558	441	825
Earnings from continuing operations	425	607	277	844	464	650	370	889
Earnings (loss) from discontinued operations, net of tax	9	(20)	24	(3)	14	28	(3)	5
Net earnings	434	587	301	841	478	678	367	894
Earnings (loss) attributable to:
Common shareholders	434	587	301	841	481	678	367	894
Non-controlling interests	-	-	-	-	(3)	-	-	-

Basic earnings (loss) per share
From continuing operations	$0.94	$1.35	$0.61	$1.87	$1.03	$1.43	$0.81	$1.89
From discontinued operations	0.02	(0.05)	0.06	(0.01)	0.03	0.06	(0.01)	0.01
	$0.96	$1.30	$0.67	$1.86	$1.06	$1.49	$0.80	$1.90

Diluted earnings (loss) per share
From continuing operations	$0.94	$1.34	$0.61	$1.87	$1.03	$1.43	$0.81	$1.89
From discontinued operations	0.02	(0.04)	0.06	(0.01)	0.03	0.06	(0.01)	0.01
	$0.96	$1.30	$0.67	$1.86	$1.06	$1.49	$0.80	$1.90

Revenues - Our firmwide revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues. Our first-quarter 2025 and fourth quarter 2024 revenues reflected growth in recurring revenues and the remaining comparable quarters reflected growth in both recurring and transactions revenues, including acquisitions. These revenue increases were partly offset by the loss of revenues from divestitures, primarily FindLaw in December 2024 and Elite in June 2023.

Operating profit - Our operating profit does not tend to be significantly impacted by seasonality. As most of our operating expenses are fixed over the short-to-medium term, we generally become more profitable when our revenues increase. When our revenues decline, we generally become less profitable. The increases in operating profit in the fourth quarter of 2024 reflected the gains on sale of FindLaw and other non-core businesses, and the second quarter of 2023 reflected the gain on sale of Elite.

Net earnings – Our net earnings have been significantly impacted by our former investment in LSEG in certain periods. The second and fourth quarters of 2023 reflected increases in the value of our LSEG investment, while the third quarter of 2023 reflected a decrease in the value of our LSEG investment. The second quarter of 2024 included a $468 million tax benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada.

Thomson Reuters First Quarter Report 2025

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Subsidiary Guarantors), of any debt securities issued by TR Finance LLC under a trust indenture entered into between Thomson Reuters Corporation, TR Finance LLC, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas, and the full and unconditional guarantee by the Subsidiary Guarantors of certain outstanding debt securities issued by Thomson Reuters Corporation under a second amended and restated trust indenture entered into between Thomson Reuters Corporation, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas, and any debt securities issued by Thomson Reuters Corporation under a trust indenture to be entered into between Thomson Reuters Corporation, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas in connection with any such offering of debt securities.

TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation. TR Finance LLC is a financing vehicle for Thomson Reuters Corporation and its consolidated subsidiaries. TR Finance LLC has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. In connection with each issuance of debt securities by TR Finance LLC to date, TR Finance LLC has loaned the proceeds thereof to, and in connection with each future issuance of debt securities by TR Finance LLC, TR Finance LLC expects that the proceeds thereof will be loaned to, the Subsidiary Guarantors, and/or U.S. affiliates that are direct or indirect shareholders of the Subsidiary Guarantors. TR Finance LLC expects to be able to pay interest, premiums, operating expenses and to meet its debt obligations using interest income from the affiliate loans and will be further supported by Guarantees provided by the Subsidiary Guarantors and Thomson Reuters Corporation. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations depends upon the ability of the Subsidiary Guarantors and/or such other U.S. affiliates to pay interest and meet debt obligations under the affiliate loans and upon the credit support of the Subsidiary Guarantors and Thomson Reuters Corporation. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

•
Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
•
Subsidiary Issuer – TR Finance LLC
•
Subsidiary Guarantors on a combined basis
•
Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
•
Eliminations – Consolidating adjustments
•
Thomson Reuters on a consolidated basis

The Subsidiary Guarantors referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

•
Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
•
Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
•
West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters First Quarter Report 2025

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Subsidiary Guarantors and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three months ended March 31, 2025, our 2024 annual consolidated financial statements, as well as our 2024 annual management’s discussion and analysis included in our 2024 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

Thomson Reuters First Quarter Report 2025

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	354	1,626	(80)	1,900
Operating expenses	(7)	-	(223)	(958)	80	(1,108)
Depreciation	-	-	(7)	(20)	-	(27)
Amortization of computer software	-	-	(4)	(170)	-	(174)
Amortization of other identifiable intangible assets	-	-	(10)	(15)	-	(25)
Other operating losses, net	-	-	-	(3)	-	(3)
Operating (loss) profit	(7)	-	110	460	-	563
Finance (costs) income, net:
Net interest (expense) income	(27)	(3)	1	(1)	-	(30)
Other finance costs	(41)	-	-	(1)	32	(10)
Intercompany net interest (expense) income	(56)	3	(14)	67	-	-
(Loss) income before tax and equity method investments	(131)	-	97	525	32	523
Share of post-tax losses in equity method investments	-	-	-	(6)	-	(6)
Share of post-tax earnings in subsidiaries	545	-	9	73	(627)	-
Tax benefit (expense)	20	(8)	(24)	(80)	-	(92)
Earnings (loss) from continuing operations	434	(8)	82	512	(595)	425
Earnings from discontinued operations, net of tax	-	-	-	9	-	9
Net earnings (loss)	434	(8)	82	521	(595)	434
Earnings (loss) attributable to:
Common shareholders	434	(8)	82	521	(595)	434
Non-controlling interests	-	-	-	-	-	-

Thomson Reuters First Quarter Report 2025

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2024
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	559	1,502	(176)	1,885
Operating expenses	(5)	-	(415)	(837)	176	(1,081)
Depreciation	-	-	(9)	(19)	-	(28)
Amortization of computer software	-	-	(4)	(149)	-	(153)
Amortization of other identifiable intangible assets	-	-	(10)	(15)	-	(25)
Other operating losses, net	-	-	(5)	(36)	-	(41)
Operating (loss) profit	(5)	-	116	446	-	557
Finance (costs) income, net:
Net interest (expense) income	(38)	-	1	(3)	-	(40)
Other finance (costs) income	(20)	-	1	41	-	22
Intercompany net interest income (expense)	30	-	(15)	(15)	-	-
(Loss) Income before tax and equity method investments	(33)	-	103	469	-	539
Share of post-tax losses in equity method investments	-	-	-	(8)	-	(8)
Share of post-tax earnings (losses) in subsidiaries	511	-	(1)	79	(589)	-
Tax expense	-	-	(24)	(43)	-	(67)
Earnings from continuing operations	478	-	78	497	(589)	464
Earnings from discontinued operations, net of tax	-	-	-	14	-	14
Net earnings	478	-	78	511	(589)	478
Earnings (loss) attributable to:
Common shareholders	478	-	78	514	(589)	481
Non-controlling interests	-	-	-	(3)	-	(3)

Thomson Reuters First Quarter Report 2025

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	March 31, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	12	-	279	1,080	-	1,371
Trade and other receivables	-	-	208	847	-	1,055
Intercompany receivables	1,168	3	542	1,996	(3,709)	-
Other financial assets	-	-	21	14	-	35
Prepaid expenses and other current assets	-	-	166	262	-	428
Current assets	1,180	3	1,216	4,199	(3,709)	2,889
Property and equipment, net	-	-	153	222	-	375
Computer software, net	-	-	73	1,568	-	1,641
Other identifiable intangible assets, net	-	-	974	2,177	-	3,151
Goodwill	-	-	3,933	3,786	-	7,719
Equity method investments	-	-	-	269	-	269
Other financial assets	85	-	47	320	-	452
Other non-current assets	-	-	89	526	-	615
Intercompany receivables	-	1,702	2	778	(2,482)	-
Investments in subsidiaries	13,504	-	472	4,362	(18,338)	-
Deferred tax	263	-	-	1,104	-	1,367
Total assets	15,032	1,705	6,959	19,311	(24,529)	18,478

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	973	-	-	-	-	973
Payables, accruals and provisions	63	6	258	551	-	878
Current tax liabilities	-	-	-	177	-	177
Deferred revenue	-	-	268	748	-	1,016
Intercompany payables	1,495	4	490	1,720	(3,709)	-
Other financial liabilities	25	-	10	80	-	115
Current liabilities	2,556	10	1,026	3,276	(3,709)	3,159
Long-term indebtedness	177	1,695	-	-	(32)	1,840
Provisions and other non-current liabilities	3	-	4	658	-	665
Other financial liabilities	-	-	79	136	-	215
Intercompany payables	-	-	778	1,704	(2,482)	-
Deferred tax	-	8	238	57	-	303
Total liabilities	2,736	1,713	2,125	5,831	(6,223)	6,182
Equity
Total equity	12,296	(8)	4,834	13,480	(18,306)	12,296
Total liabilities and equity	15,032	1,705	6,959	19,311	(24,529)	18,478

Thomson Reuters First Quarter Report 2025

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2024
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	14	-	230	1,724	-	1,968
Trade and other receivables	-	-	257	830	-	1,087
Intercompany receivables	1,032	-	505	1,674	(3,211)	-
Other financial assets	-	-	23	12	-	35
Prepaid expenses and other current assets	-	-	170	230	-	400
Current assets	1,046	-	1,185	4,470	(3,211)	3,490
Property and equipment, net	-	-	158	228	-	386
Computer software, net	-	-	34	1,419	-	1,453
Other identifiable intangible assets, net	-	-	981	2,153	-	3,134
Goodwill	-	-	3,727	3,535	-	7,262
Equity method investments	-	-	-	269	-	269
Other financial assets	82	-	46	314	-	442
Other non-current assets	-	-	105	520	-	625
Intercompany receivables	160	-	2	778	(940)	-
Investments in subsidiaries	14,584	-	465	4,041	(19,090)	-
Deferred tax	243	-	-	1,133	-	1,376
Total assets	16,115	-	6,703	18,860	(23,241)	18,437

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	973	-	-	-	-	973
Payables, accruals and provisions	52	-	276	763	-	1,091
Current tax liabilities	-	-	-	197	-	197
Deferred revenue	-	-	350	712	-	1,062
Intercompany payables	1,214	-	461	1,536	(3,211)	-
Other financial liabilities	20	-	11	82	-	113
Current liabilities	2,259	-	1,098	3,290	(3,211)	3,436
Long-term indebtedness	1,847	-	-	-	-	1,847
Provisions and other non-current liabilities	3	-	4	668	-	675
Other financial liabilities	-	-	80	152	-	232
Intercompany payables	-	-	778	162	(940)	-
Deferred tax	-	-	237	4	-	241
Total liabilities	4,109	-	2,197	4,276	(4,151)	6,431
Equity
Total equity	12,006	-	4,506	14,584	(19,090)	12,006
Total liabilities and equity	16,115	-	6,703	18,860	(23,241)	18,437